[redacted]

09042444

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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n/a 9/15

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/08 (MM/DD/YY) AND ENDING 6/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAGEN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2112 CENTURY PARK LANE, SUITE 415
(No. and Street)

LOS ANGELES (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TYRONE H. WYNFIELD (800) 270-7210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACKERMAN, MATTHEW, FIBER & WAINBERG
(Name – *if individual, state last, first, middle name*)

1180 S. BEVERLY DRIVE #500 (Address) LOS ANGELES (City) CA (State) 90035 (Zip Code)

SEC
Mail Processing
Section
SEP - 1 2009
Washington, DC
100

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 9/24

OATH OR AFFIRMATION

I, Tyrone H. Wynfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hagen Securities, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Tyrone H. Wynfield
Signature

President
Title

Notary Public

HOLLY AKIKO VALPARAISO
COMM. #1822635
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Dec. 12, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKERMAN, MATTHEW, FIBER & WAINBERG
CERTIFIED PUBLIC ACCOUNTANTS
1180 SOUTH BEVERLY DRIVE, SUITE 500
LOS ANGELES, CALIFORNIA 90035
(310) 553-0052
FAX (310) 553-5806

SEYMOUR S. MATTHEW, C. P. A.
LAWRENCE I. FIBER, C. P. A.
LAWRENCE N. WAINBERG, C. P. A.

IRVING ACKERMAN, C. P. A. (RETIRED)

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Hagen Securities, Inc.
2112 Century Park Lane, Suite 415
Los Angeles, CA 90067

We have audited the accompanying statement of financial condition of Hagen Securities, Inc. as of June 30, 2009 and the related statements of income, cash flows and changes in stockholder's equity for the fiscal year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Hagen Securities, Inc. as of June 30, 2009 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also examined the supplementary schedules 1 through 3 and in our opinion, they present fairly the information included therein in conformity with rules of the Securities and Exchange Commission.

Ackerman, Matthew, Fiber + Wainberg

August 17, 2009

Hagen Securities, Inc.

Financial Statements

June 30, 2009

HAGEN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009

ASSETS

CURRENT ASSETS		
Cash and Equivalents	$ 11,227	
Certificates of Deposit	94,750	
Prepaid Expenses	819	
Total Current Assets		$ 106,796
FIXED ASSETS		
Automobile	63,000	
Less: Accumulated Depreciation	(24,986)	
Total Fixed Assets		38,014
OTHER ASSETS		
Investment in Real Estate Trust	4,139	
Deferred Federal Income Taxes	589	
		4,728
Total Assets		$ 149,538

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Federal Income Tax Payable		$ 921
Payroll Taxes Payable		56
Total Current Liabilities		977
STOCKHOLDER'S EQUITY		
Common Stock, No Par Value, Authorized 100,000 shares, Issued and Outstanding 10,000 shares	$ 10,000	
Retained Earnings	138,561	
Total Stockholder's Equity		148,561
Total Liabilities and Stockholder's Equity		$ 149,538

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

HAGEN SECURITIES, INC.
STATEMENT OF INCOME AND EXPENSE
FOR THE FISCAL YEAR ENDED JUNE 30, 2009

REVENUES		
Commission Income		$ 294,720
Expense Reimbursements		17,245
Due Diligence Fee		13,793
Dividend and Interest Income		5,279
TOTAL REVENUES		$ 331,037
EXPENSES		
Salaries	$200,000	
Pension Plan Expense	49,000	
Medical Expense Reimbursements	18,550	
Rent	15,000	
Payroll Taxes	9,704	
Computer Expenses	9,329	
Office and Administrative Expenses	6,411	
Depreciation	6,000	
Travel and Automobile Expenses	4,113	
Entertainment & Promotion	3,664	
Professional Fees	3,589	
Telephone	1,964	
Taxes & Licenses	1,061	
Interest Expense	145	
Total Expenses		328,530
Income Before Provision for Income Taxes		2,507
Provision for Income and Franchise Tax		1,286
Net Income (Loss)		$ 1,221

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

HAGEN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE FISCAL YEAR ENDED JUNE 30, 2009

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance - Beginning of Year	$10,000	$ 137,340	$ 147,340
Net Income (Loss) for the Fiscal Year Ended June 30, 2009		1,221	1,221
Balance - End of Year	$10,000	$ 138,561	$ 148,561

(SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS)

HAGEN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED JUNE 30, 2009
INCREASE (DECREASE) IN CASH

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 1,221
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES:	
Items Not Requiring Cash	
Depreciation	6,000
NET CHANGES IN ASSETS AND LIABILITIES	
Increase in Prepaid Expenses	(819)
Increase Deferred Federal Income Taxes	(589)
Increase in Federal Income Tax Payable	686
NET CASH PROVIDED BY OPERATING ACTIVITIES	6,499
FINANCING ACTIVITIES - Decrease in Loan Payable	(35,000)
Net Decrease in Cash and Cash Equivalent	(28,501)
Balance, July 1, 2008	134,478
Balance, June 30, 2009	$ 105,977

Supplemental Information:

Franchise Taxes Paid	$ 800
Interest Expense	$ 145

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

HAGEN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2009

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statement follows:

BUSINESS ACTIVITY
The Company is a FINRA licensed broker-dealer. Its primary business activity is the sale of public and private direct participation programs.

CASH AND CASH EQUIVALENTS
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less from the balance sheet date to be cash equivalents.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. The Company provides for depreciation over the useful life of five to ten years, using the straight line method of depreciation.

FEDERAL AND STATE INCOME TAXES
Federal and State Corporate Income Taxes are calculated based on the statutory rates applicable. Prepaid or deferred income taxes which result from timing differences in the recognition of income and expenses for income tax purposes versus financial statement purposes have been recognized.

2. **BUSINESS RISK CONCENTRATION**
The Company's revenue is derived primarily from commissions and reimbursed expenses related to the sale of private and public non-traded offerings in the real estate and oil and gas industries. The Company's revenue comes primarily from commissions received from five different sponsors. Revenue from each of the sponsors accounted for 55%, 18%, 17%, 7% and 3% of such revenue.

3. **RETIREMENT PLAN**
The Company maintains a SEP-IRA retirement plan for the Company's sole owner-employee. The Company's contribution was equal to 25% of the employee's annual salary up to the maximum allowable amount permitted by the Internal Revenue Service Code and totaled $49,000.

4. **INVESTMENT IN REAL ESTATE INVESTMENT TRUST**
In April, 2004, the Company purchased 2,777.7778 shares of G REIT, Inc. for $25,000. G REIT, Inc. Is a public but untraded real estate investment trust. The investment is recorded at historical cost, net of principal distributions received by the Company since its initial investment.

5. **INCOME TAXES**
Corporate income tax expense for the fiscal year ending June 30,2009 consists of the following.

	Current Payable	Deferred	Current Provision
Federal	$ 1,075	$ (589)	$ 486
State	800	-0-	800
Total	$ 1,875	$ (589)	$ 1,286

Temporary differences giving rise to the deferred tax payable consist primarily of differences between income tax and financial statement treatment of depreciation.

6. **RELATED PARTY TRANSACTIONS**
The Company leases office space from its sole shareholder on a month-to-month basis. During the year ended June 30, 2009 the amount of rent paid was $15,000.

7. **NET CAPITAL REQUIREMENTS**
The company is subject to the Uniform Net Rule (15c-3-1) of the Securities and Exchange Commission which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital as defined, shall not exceed 15 to 1. At June 30, 2009 the Company had net capital of $105,546 which was $100,546 in excess of its required net capital of $5,000. Its ratio for aggregate indebtedness to net capital was .01 to 1.

HAGEN SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
FOR THE FISCAL YEAR ENDED JUNE 30, 2009

Supplementary Schedule 1

	Audited	Unaudited	Difference
Total Ownership Equity	$ 148,561	$ 151,200	$ (2,639)
Non-Allowable Assets and Deductions	(42,742)	(46,077)	3,335
Haircuts	(273)	(1,895	1,622
Net Capital	105,546	103,228	2,318
Required Net Capital	5,000	5,000	0
Excess Net Capital	$ 100,546	$ 98,228	$ 2,318
Aggregate Indebtedness	$ 977	$ 854	$ 123
Percent of Aggregate Indebtedness to Net Capital	.93%	0.83%	

Principal differences in the net capital computations are due to accruals and adjustments made during the examination.

HAGEN SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3(k)(2)(ii) OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2009

Supplementary Schedule 2

The company does not carry securities accounts for customers or perform custodial duties. A computation of reserve requirements is not applicable to Hagen Securities, Inc. for the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

HAGEN SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3(k)(2)(ii)
JUNE 30, 2009

Supplementary Schedule 3

Information relating to possession or control requirements is not applicable to Hagen Securities, Inc. because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Such functions are handled by a clearing broker or dealer outside of the Company. Thus, the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

ACKERMAN, MATTHEW, FIBER & WAINBERG
CERTIFIED PUBLIC ACCOUNTANTS
1180 SOUTH BEVERLY DRIVE, SUITE 500
LOS ANGELES, CALIFORNIA 90035
(310) 553-0052
FAX (310) 553-5806

SEYMOUR S. MATTHEW, C. P. A.
LAWRENCE I. FIBER, C. P. A.
LAWRENCE N. WAINBERG, C. P. A.

IRVING ACKERMAN, C. P. A. (RETIRED)

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

August 17, 2009

To the Board of Directors
Hagen Securities Inc.
2112 Century Park Lane, Suite 415
Los Angeles, CA 90067

In planning and performing our audit of the financial statements of Hagen Securities Inc. for the fiscal year ended June 30, 2009 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Hagen Securities Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under the Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and of the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ackerman Matthew Fiber & Wainberg

ACKERMAN, MATTHEW, FIBER & WAINBERG